MOVIE STAR, INC.

1115 Broadway

New York, New York 10010

November 29, 2007

VIA EDGAR AND TELECOPY (202) 772-9204

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	Movie Star, Inc. (the “Company”)
Preliminary Proxy Statement originally filed June 8, 2007
File No. 1-05893 ( the “Proxy Statement”)

Dear Mr. Owings:

In connection with the above-referenced Proxy Statement, the Company acknowledges the following:

(1) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

(2) The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
MOVIE STAR, INC.
By:	/s/ Thomas Rende
Name: Thomas Rende
Title: Chief Financial Officer